July 7, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street NE

Washington, D.C. 20549

Attn:     Cindy Polynice

     Jason Drory

Re:      Apollomics Inc.

           Registration Statement on Form F-1

           Filed June 9, 2023

           File No. 333-272552

Ladies and Gentlemen:

On behalf of our client, Apollomics Inc., a Cayman Islands exempted company (the “Company”), we are writing to submit the Company’s responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “SEC”) with respect to the above-referenced Registration Statement on Form F-1 filed on June 9, 2023 (File No. 333-272552, the “Registration Statement”), contained in the Staff’s letter dated June 23, 2023 (the “Comment Letter”).

The Company has filed via EDGAR an Amendment No. 1 to the Registration Statement on Form F-1 (“Amendment No. 1”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For ease of reference, each comment contained in the Comment Letter is printed below in bold and is followed by the Company’s response. All page references in the responses set forth below refer to page numbers in Amendment No. 1. Capitalized terms used but not defined herein have the meanings set forth in Amendment No. 1.

Registration Statement on Form F-1 filed June 9, 2023

Cover Page, page 1

1.  For each of the warrants and ordinary shares being registered for resale, disclose the price that the selling securityholders paid for such securities.

Response: In response to the Staff’s comment, the Company has revised the disclosure on the cover page, pages 7-8, 99 and 119 of Amendment No. 1.

White & Case LLP 555 South Flower Street Suite 2700 Los Angeles, California 90071-2433 T +1 213 620 7700 whitecase.com

July 7, 2023

2.

We note that you have disclosed the exercise price of your Warrants, including the approximately $126.15 million in aggregate proceeds you would receive assuming the exercise of all the outstanding Warrants for cash. Given the significant difference in exercise prices between your Public Warrants and Private Warrants versus your Penny Warrants, please revise your disclosure to quantify the estimated proceeds from the Penny Warrants. In addition, please revise your disclosure to disclose the exercise price of the warrants compared to the market price of the underlying securities and disclose that the Penny Warrants’ exercise price is significantly lower than your current trading price and your Public Warrants and Private Warrants have exercise prices higher than your current trading of $5.19 per share on June 5, 2023. Provide similar disclosure in the prospectus summary, risk factors, MD&A and use of proceeds section and disclose that cash proceeds associated with the exercises of the warrants are dependent on the stock price. As applicable, describe the impact on your liquidity and update the discussion on the ability of your company to fund your operations on a prospective basis with your current cash on hand.

Response: In response to the Staff’s comment, the Company has revised the disclosure on the cover page, pages 23, 100, 105, 123 and 221 of Amendment No. 1.

3.

We note your disclosure that “Maxpro Sponsor may experience profit of $3.19 per share, or approximately $9.90 million in the aggregate for selling the 3,101,900 Class A Ordinary Shares it received.” Please update your disclosure to clearly disclose the price paid for those securities.

Response: In response to the Staff’s comment, the Company has revised the disclosure on the cover page, pages 8, 99 and 119 of Amendment No. 1.

Risk Factors

Risks Related to Ownership of Apollomics Securities

Sales of a substantial number of our securities in the public market by the Selling Securityholders…, page 99

4.

We note your disclosure that “[f]or example, based on the closing price of our Class A Ordinary Shares on June 5, 2023, the Maxpro Sponsor may experience profit of $3.19 per share, or approximately $9.88 million in the aggregate for selling the 3,101,900 Class A Ordinary Shares it received.” Please update your risk factor on the top of page 99 to disclose whether any other private investors acquired securities below the SPAC IPO price or otherwise advise. Also disclose that even though the current trading price is at or significantly below the SPAC IPO price, the private investors have an incentive to sell because they will still profit on sales because of the lower price that they purchased their shares than the public investors.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 99 of Amendment No. 1.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 203

5.

In light of the significant number of redemptions and the unlikelihood that the company will receive significant proceeds from exercises of the warrants because of the disparity between the exercise price

July 7, 2023

of the warrants and the current trading price of the Class A common stock, expand your discussion of capital resources to address any changes in the company’s liquidity position since the business combination. If the company is likely to have to seek additional capital, discuss the effect of this offering on the company’s ability to raise additional capital.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 221 of Amendment No. 1.

* * *

Please do not hesitate to contact Daniel Nussen at (213) 620-7796 of White & Case LLP with any questions or comments regarding this letter.

Best regards,

/s/ White & Case LLP

cc:	Guo-Liang Yu, Apollomics Inc.

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